

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Joseph Connolly, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

   Re: **Vivus, Inc.**
     Definitive Additional Materials filed on July 22, 2013
     File No. 1-33389

Dear Mr. Connolly:

 We have reviewed your filing and have the following comment.

Definitive Additional Materials

1. We note that Vivus has entered into a settlement agreement with First Manhattan and has agreed to reimburse First Manhattan for its "reasonable and documented out-of-pocket expenses incurred" in connection with its proxy solicitation. In your next filing, please revise to quantify the cost or anticipated cost to the registrant. Refer to Item 4(b)(6) and Instruction 2 to Item 4 of Schedule 14A

 Please contact me at (202) 551-3411 with any questions you may have.

       Sincerely,

       /s/ Peggy Kim

       Peggy Kim
       Special Counsel
       Office of Mergers and Acquisitions